November 19, 2010

Ms. Linda Cvrkel

Branch Chief – Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

            Re:       Comment Letter for ExpressJet Holdings, Inc.

                        Form 10-K for the year ended December 31, 2009

                        File No. 001-31300

Dear Ms. Cvrkel:

     Pursuant to my phone conversation with Ms. Claire Erlanger, Division of Corporate Finance, regarding the aforementioned comment letter from the Exchange, I am writing to inform you that on November 12, 2010, SkyWest, Inc. completed its acquisition of ExpressJet Holdings, Inc.  Effectively, ExpressJet Holdings, Inc. became a wholly-owned subsidiary of Atlantic Southeast, Airlines, Inc., which is a wholly-owned subsidiary of SkyWest, and, as a result, is in the process of deregistering its securities through the filing of a Form 25 by the New York Stock.

            If you have any further questions regarding ExpressJet Holdings, Inc., please contact Eric Woodward, Corporate Controller for SkyWest, Inc., at (435) 634-3220.

                                                                                                Sincerely,

                                                                                                /S/_Phung Ngo-Burns

cc:  Claire Erlanger, Division of Corporate Finance

       Eric Woodward, SkyWest, Inc.